February 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ruairi Regan

Re:	Biocept, Inc.

Registration Statement on Form S-1, as amended (File No. 333-228566)

Ladies and Gentlemen:

As the underwriter of the proposed offering of Biocept, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on February 7, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectuses dated December 10, 2018, December 19, 2018 and January 29, 2019 through the date hereof:

Preliminary Prospectuses dated December 10, 2018, December 19, 2018 and January 29, 2019:

Copies to underwriters: 2

Copies to prospective dealers: 12

Copies to prospective institutional investors: 340

Copies to prospective retail investors: 190

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:  /s/ Clifford A. Teller

Name: Clifford A. Teller

Title: Head of Investment Banking, Executive

    Managing Director